Exhibit 99.3

ASX ANNOUNCEMENT
20 February 2026

FY26 Half Year Report Advisory

North American lithium producer Elevra Lithium Limited (ASX:ELV; NASDAQ:ELVR) (“Elevra” or “Company”) advises that the Company’s FY26 Half Year Report is scheduled for release on Wednesday, 25 February 2026.

The Company will host an investor webcast covering the FY26 Half Year results commencing at 9.30am AEDT (Sydney, Melbourne) on Wednesday, 25 February 2026 (5.30pm EST on Tuesday, 24 February 2026).

Retail shareholders and investors are invited to listen via a webcast service. To listen live, please click on the link below and register your details: https://webcast.openbriefing.com/elv-hyr-2026/.

Written questions may be submitted via the webcast platform. A direct link is also available from the Elevra website: https://elevra.com.

This link will also provide access to the archive version that will be available approximately two hours after completion of the webcast. Please note that it is best to log on at least five minutes before the scheduled commencement time to ensure that you are registered in time for the call.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1